STATEMENT OF INVESTMENTS

Dreyfus New Jersey Municipal Money Market Fund, Inc.

August 31, 2007 (Unaudited)

Short-Term Investments--100.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey--94.8%				
Alexandria Township,				
GO Notes, BAN	4.25	12/18/07	1,650,000	1,652,825
BB&T Municipal Trust				
(New Jersey Turnpike				
Authority, Turnpike Revenue)				
(Insured; AMBAC and Liquidity				
Facility; Branch Banking and				
Trust Co.)	4.00	9/7/07	22,370,000 a,b	22,370,000
Bergen County,				
GO Notes, BAN	3.70	12/13/07	23,000,000	23,000,603
Bergen County Improvement				
Authority, County-Guaranteed				
Shared DPW Facility Lease				
Revenue Project Notes	4.25	4/30/08	2,500,000	2,508,116
Bergen County Improvement				
Authority, MFHR (Kentshire				
Apartments Project) (Insured;				
FNMA and Liquidity Facility;				
FNMA)	3.95	9/7/07	15,000,000 a	15,000,000
Branchburg Township,				
BAN	4.00	2/8/08	1,800,000	1,801,534
Camden County Improvement				
Authority, Health Care				
Redevelopment Project Revenue				
(Cooper Health System				
Obligated Group Issue) (LOC;				
Commerce Bank N.A.)	4.05	9/7/07	8,200,000 a	8,200,000
Camden County Improvement				
Authority, MFHR (Liberty Park				
Housing Project) (Liquidity				
Facility; Merrill Lynch)	4.15	9/7/07	7,190,000 a,b	7,190,000
Camden County Improvement				
Authority, Special Revenue				
(Congregation Beth El Project)				
(LOC; Commerce Bank N.A.)	4.00	9/7/07	2,075,000 a	2,075,000
Clifton,				
GO Notes, TAN	4.00	2/15/08	5,000,000	5,005,513
Cranford Township,				
BAN	4.00	1/4/08	2,250,394	2,252,620
East Amwell Township,				
GO Notes, BAN	4.00	5/22/08	1,000,000	1,001,731
Essex County Improvement				
Authority, Revenue (The				
Children's Institute Project)				
(LOC; Wachovia Bank)	4.02	9/7/07	1,795,000 a	1,795,000
Haddonfield,				

GO Notes, BAN	4.00	7/24/08	1,508,000	1,510,588
Hammonton,				
GO Notes, BAN	4.00	1/11/08	3,660,000	3,663,825
Irvington Township,				
GO Notes, BAN	4.25	3/14/08	1,388,700	1,392,261
Jackson Township,				
GO Notes (Insured; FGIC)	5.00	11/15/07	100,000	100,232
Lehman Municipal Trust Receipts				
(Port Authority of New York				
and New Jersey) (Consolidated				
Bonds, 147th Series)				
(Liquidity Facility; Lehman				
Liquidity Corporation)	4.28	9/7/07	6,100,000 a,b	6,100,000
Long Branch,				
GO Notes, BAN	4.00	1/30/08	2,051,500	2,053,548
Lower Municipal Township Utilities				
Authority, Project Note	4.25	2/27/08	2,500,000	2,505,897
Mercer County Improvement				
Authority, Revenue (Children's				
Home Society Project) (LOC;				
Wachovia Bank)	4.02	9/7/07	820,000 a	820,000
New Jersey,				
COP (Equipment Lease Purchase				
Agreement)	5.00	6/15/08	1,000,000	1,009,524
New Jersey Economic Development				
Authority, Dock Facility Revenue,				
Refunding (Bayonne/IMTT- Bayonne				
Project) (LOC; SunTrust Bank)	3.95	9/1/07	1,650,000 a	1,650,000
New Jersey Economic Development				
Authority, EDR (Marco				
Holdings, LLC Project) (LOC;				
Wachovia Bank)	4.07	9/7/07	815,000 a	815,000
New Jersey Economic Development				
Authority, EDR (Parke Place				
Associates Project) (LOC;				
Commerce Bank N.A.)	4.10	9/7/07	1,305,000 a	1,305,000
New Jersey Economic Development				
Authority, EDR (Saint Peters				
Preparatory School) (LOC;				
Wachovia Bank)	4.02	9/7/07	720,000 a	720,000
New Jersey Economic Development				
Authority, EDR (Stone Brothers				
Secaucus Project) (LOC; Valley				
National Bank)	4.00	9/7/07	2,900,000 a	2,900,000
New Jersey Economic Development				
Authority, EDR (Superior				
Bakers, Inc./Ginsburg Bakery,				
Inc. Project) (LOC; PNC Bank				
N.A.)	3.96	9/7/07	1,935,000 a	1,935,000
New Jersey Economic Development				
Authority, EDR (The Challenge				
Printing Company, Inc.				
Project) (LOC; Wachovia Bank)	4.07	9/7/07	2,000,000 a	2,000,000
New Jersey Economic Development				

Authority, EDR, Refunding (R. Realty Company Project) (LOC; Wachovia Bank)	4.02	9/7/07	720,000 a	720,000
New Jersey Economic Development Authority, IDR (Advanced Drainage Systems, Inc. Project) (LOC; National City Bank)	4.03	9/7/07	9,000,000 a	9,000,000
New Jersey Economic Development Authority, LR (Somerset Hills YMCA Project) (LOC; Commerce Bank N.A.)	4.00	9/7/07	4,100,000 a	4,100,000
New Jersey Economic Development Authority, Revenue (Buchanan and Zweigle Project) (LOC; Wachovia Bank)	4.07	9/7/07	2,125,000 a	2,125,000
New Jersey Economic Development Authority, Revenue (Catholic Community Services Project) (LOC; Wachovia Bank)	4.02	9/7/07	345,000 a	345,000
New Jersey Economic Development Authority, Revenue (CPC Behavioral Healthcare Project) (LOC; Wachovia Bank)	4.02	9/7/07	3,415,000 a	3,415,000
New Jersey Economic Development Authority, Revenue (Developmental Disabilities Association of New Jersey Inc. Project) (LOC; Wachovia Bank)	4.02	9/7/07	2,320,000 a	2,320,000
New Jersey Economic Development Authority, Revenue (Four Woodbury Mews Project) (LOC; Bank of America)	4.00	9/7/07	6,600,000 a	6,600,000
New Jersey Economic Development Authority, Revenue (Joseph H. Moreng, Jr. and James Moreng Leasing Partnership) (LOC; Wachovia Bank)	4.02	9/7/07	930,000 a	930,000
New Jersey Economic Development Authority, Revenue (Oak Hill Academy Project) (LOC; Wachovia Bank)	4.02	9/7/07	1,900,000 a	1,900,000
New Jersey Economic Development Authority, Revenue (Rose Hill Associates Project) (LOC; Commerce Bank N.A.)	4.10	9/7/07	6,180,000 a	6,180,000
New Jersey Economic Development Authority, Revenue (The Montclair Art Museum Project) (LOC; JPMorgan Chase Bank)	3.99	9/7/07	5,260,000 a	5,260,000
New Jersey Economic Development Authority, Revenue (Three Woodbury Mews Project) (LOC; Bank of America)	4.00	9/7/07	9,525,000 a	9,525,000

New Jersey Economic Development Authority, Revenue (Young Men's Christian Association of Metuchen Project) (LOC; Wachovia Bank)	4.02	9/7/07	1,355,000 a	1,355,000
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	9/1/07	1,080,000	1,080,119
New Jersey Economic Development Authority, School Facilities Construction Revenue (Liquidity Facility; Citibank NA)	4.02	9/7/07	12,000,000 a,b	12,000,000
New Jersey Economic Development Authority, School Facilities Construction Revenue (LOC: Bank of Nova Scotia and Lloyds TSB Bank PLC)	3.94	9/1/07	1,000,000 a	1,000,000
New Jersey Economic Development Authority, School Facilities Construction Revenue (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	4.01	9/7/07	3,400,000 a,b	3,400,000
New Jersey Economic Development Authority, School Revenue, Refunding (Blair Academy) (LOC; Wachovia Bank)	4.02	9/7/07	5,290,000 a	5,290,000
New Jersey Economic Development Authority, Special Facility Revenue (Port Newark Container Terminal LLC Project) (LOC; Citibank NA)	3.96	9/7/07	33,900,000 a	33,900,000
New Jersey Economic Development Authority, Thermal Energy Facilites Revenue (Thermal Energy Limited Partnership I Project) (LOC; Bank One)	3.95	9/7/07	5,800,000 a	5,800,000
New Jersey Educational Facilities Authority, Refunding (Higher Education Facilities Trust Fund)	5.00	9/1/07	1,500,000	1,500,000
New Jersey Educational Facilities Authority, Revenue (Higher Education Equipment Leasing Fund Program Issue)	5.00	9/1/07	7,000,000	7,000,751
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Joseph's Wayne Hospital, Inc.) (LOC; Valley National Bank)	4.00	9/7/07	2,000,000 a	2,000,000
New Jersey Housing and Mortgage Finance Agency, Revenue (Merlots Program) (Insured;				

MBIA and Liquidity Facility; Wachovia Bank)	4.07	9/7/07	425,000 a,b	425,000
New Jersey Housing and Mortgage Finance Agency, SFHR (Liquidity Facility; Dexia Credit Locale)	4.18	9/7/07	525,000 a	525,000
New Jersey Housing and Mortgage Finance Agency, SFHR (Liquidity Facility; Dexia Credit Locale)	4.18	9/7/07	5,165,000 a	5,165,000
New Jersey Transit Corporation, COP (Federal Transit Administration Grants) (Insured; AMBAC)	5.50	9/15/07	1,100,000	1,100,885
New Jersey Transportation Trust Fund Authority (Transportation System)	5.38	12/15/07	7,500,000	7,533,401
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	4.03	9/7/07	4,953,500 a,b	4,953,500
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	5.00	12/15/07	500,000	501,827
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	4.03	9/7/07	10,235,000 a,b	10,235,000
New Jersey Turnpike Authority, Turnpike Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	4.01	9/7/07	5,000,000 a,b	5,000,000
Newark Housing Authority, MFHR (Liquidity Facility; Merrill Lynch)	4.15	9/7/07	4,332,000 a,b	4,332,000
Ocean Township, GO Notes, BAN	3.75	11/8/07	1,475,000	1,475,132
Passaic County Utilities Authority, Solid Waste System Project Notes, Refunding	4.25	2/21/08	9,960,000	9,982,722
Port Authority of New York and New Jersey (Consolidated Bonds, 126th Series) (Insured; FGIC)	5.00	11/15/07	1,000,000	1,002,350
Port Authority of New York and New Jersey (Consolidated Bonds, 139th Series) (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	4.03	9/7/07	2,720,000 a,b	2,720,000
Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series) (Insured; FGIC and Liquidity Facility;				

Bayerische Landesbank)	4.04	9/7/07	4,500,000 [a,b]	4,500,000
Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series) (Insured; FGIC and Liquidity Facility; Citibank NA)	4.05	9/7/07	2,360,000 [a,b]	2,360,000
Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series) (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	4.07	9/7/07	9,130,000 [a,b]	9,130,000
Port Authority of New York and New Jersey (Consolidated Bonds, 148th Series) (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	4.03	9/7/07	10,350,000 [a,b]	10,350,000
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.73	9/12/07	10,700,000	10,700,000
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.75	11/15/07	7,975,000	7,975,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	4.07	9/7/07	2,390,000 [a,b]	2,390,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; Bank of Nova Scotia)	3.94	9/1/07	800,000 [a]	800,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; Bayerische Landesbank)	3.87	9/1/07	1,900,000 [a]	1,900,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; JPMorgan Chase Bank)	3.87	9/1/07	2,675,000 [a]	2,675,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.94	9/1/07	2,800,000 [a]	2,800,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure				

Obligation) (LOC; Bayerische Landesbank)	3.95	9/1/07	5,400,000 a	5,400,000
Puttable Floating Option Tax Exempt Receipts (Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	4.04	9/7/07	2,200,000 a,b	2,200,000
Puttable Floating Option Tax Exempt Receipts (Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.04	9/7/07	9,225,000 a,b	9,225,000
Puttable Floating Option Tax Exempt Receipts (Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.04	9/7/07	1,600,000 a,b	1,600,000
Ringwood Borough,				
GO Notes, BAN	4.00	11/9/07	1,000,000	1,000,546
Rutherford,				
TAN	4.00	2/15/08	7,500,000	7,506,642
South Brunswick Township,				
GO Notes, BAN	4.00	2/21/08	1,500,000	1,501,721
Sussex County Municipal Utilities Authority, Project Notes	4.50	12/28/07	3,200,000	3,207,976
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.04	9/7/07	9,365,000 a,b	9,365,000
Toms River,				
Special Emergency Notes	4.25	8/29/08	2,000,000	2,009,349
Trenton Parking Authority, Parking Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	4.01	9/7/07	4,320,000 a,b	4,320,000
Union County Improvement Authority, Revenue (Oak Park Apartments Housing Project)				

(Liquidity Facility; Merrill Lynch and LOC; IXIS Corporate and Investment Bank)	4.15	9/7/07	14,510,000 a,b	14,510,000
University of Medicine and Dentistry of New Jersey, Revenue (Insured; AMBAC and Liquidity Facility; Bank of America)	3.95	9/7/07	2,600,000 a	2,600,000
Voorhees Township, GO Notes, BAN	4.00	7/18/08	1,717,000	1,719,899
Washington Township, GO Notes, BAN	4.00	6/11/08	2,900,000	2,905,416
Wildwood Crest, GO Notes, BAN	4.00	3/7/08	1,405,000	1,406,737
Wood-Ridge Borough, GO Notes, BAN	4.25	2/22/08	1,600,000	1,603,526

U.S. Related--5.4%

BB&T Municipal Trust (Puerto Rico Infrastructure Financing Authority, Special Tax Revenue) (Insured; AMBAC and Liquidity Facility; Branch Banking and Trust Co.)	4.01	9/7/07	3,400,000 a,b	3,400,000
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	4.03	9/7/07	9,000,000 a,b	9,000,000
Puerto Rico Housing Finance Corporation, Home Mortgage Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	4.01	9/7/07	5,870,000 a,b	5,870,000
Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Financing Authority, Environmental Control Facilities Revenue (Bristol-Myers Squibb Company Project)	4.00	9/7/07	6,300,000 a	6,300,000

Total Investments (cost $458,263,316)	**100.2%**	**458,263,316**
Liabilities, Less Cash and Receivables	**(.2%)**	**(1,052,939)**
Net Assets	**100.0%**	**457,210,377**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $166,945,500 or 36.5% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance